

Mail Stop 3030

June 27, 2016

Via E-mail
James Barry, Ph.D.
Chief Executive Officer
InspireMD, Inc.
321 Columbus Avenue
Boston, Massachusetts 02116

> **Re:** **InspireMD, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed June 24, 2016**
> **File No. 333-210760**

Dear Dr. Barry:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Our references to prior comments are to comments in our June 23, 2016 letter.

Prospectus

1.   We note your response to prior comment 1. If there is a material disparity between the price at which you are offering the common stock upon exercise of the warrants and the market price of your common stock, please describe in your prospectus the various factors considered in determining the offering price. Also disclose in your prospectus information based on a *bona fide* estimate of the exercise price. See Regulation S-K Item 505 and Section II.A.7 of Release 33-6714 (May 27, 1987).

Exhibit 5.1

2.   Refer to the last clause of the penultimate paragraph of this exhibit. Please file an opinion that addresses whether the relevant securities will, when sold, be legally issued.

        Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any questions.

                                                Sincerely,

                                                /s/ Russell Mancuso

                                                Russell Mancuso
                                                Branch Chief
                                                Office of Electronics and Machinery

cc: Rick A. Werner, Esq.
        Haynes and Boone, LLP